SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number:  001-32179

INTEROIL CORPORATION
(Exact name of registrant as specified in its charter)

THE YUKON TERRITORY, CANADA
(State or other jurisdiction of incorporation or organization)

60-92 COOK STREET
PORTSMITH, QLD 4870, AUSTRALIA
(Address of principal executive offices)

Registrant’s telephone number, including area code:  (61) 7 4046 4600

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐          Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION

By:	Anesti Dermedgoglou
Vice President Investor Relations

Date: May 25, 2010

INTEROIL CORPORATION
FORM 6-K FOR THE MONTH OF MAY 2010

Exhibit Index

NEWS RELEASE – INTEROIL'S OPERATIONS CONTINUE TO MAKE PROGRESS

NEWS RELEASE

INTEROIL'S OPERATIONS CONTINUE TO MAKE PROGRESS

Cairns, Australia and Houston, TX — May 25, 2010 - InterOil Corporation (NYSE:IOC) (POMSoX:IOC) today provided an update on its operations.

Current Operations Highlights

•	InterOil has received the first payment from Mitsui to fund the Front End-Engineering and Design (FEED) of its proposed joint venture condensate stripping plant.

•	The Antelope-2 horizontal well has achieved its 1,000-foot (305 meter) objective.

InterOil Chief Executive Officer Mr. Phil Mulacek commented, “InterOil has made substantial progress on multiple fronts and we continue to demonstrate a track record of success as we move toward monetizing our significant natural gas resources in Papua New Guinea.  Our joint venture with Mitsui & Co. Limited is proceeding as anticipated, we have achieved our objective on the length of the Antelope-2 horizontal well, and the profitability of our refining business is off to a great start in the second quarter.”

Condensate Stripping Joint Venture
InterOil has received the first payment from its joint venture partner, Mitsui & Co. Limited to fund the Front-End Engineering and Design of the proposed condensate stripping plant.  An initial payment of $2.2 million was recently received and is representative of the commitment by Mitsui to further the FEED process.  InterOil expects further instalments in the near future to cover costs already incurred by InterOil on the project.

Antelope-2 Horizontal Well
InterOil has completed its objective of drilling horizontally ~1,000 feet (305 meters) in the Antelope-2 well and onsite activities are currently drilling ahead.  To date, InterOil has drilled 1,040 horizontal feet (317 meters) outside the 5 ½ inch casing.  InterOil believes that the well bore stability and drilling conditions warrant further extension of the horizontal section.  The Company intends to drill as far as possible with the current drill bit assembly.  Logging and well testing will begin promptly following completion of the horizontal section.  The horizontal well is designed to determine the condensate-to-gas ratio at the bottom of the reservoir.  This ratio will assist InterOil in the final FEED design of the proposed condensate stripping plant.

✓ InterOil News Release

Refinery Guidance
Refining profit for the current quarter continues to show improvement over the first quarter of 2010 as indicated in guidance provided during our first quarter 2010 conference call.

About InterOil Corporation
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

Forward Looking Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular the estimates of refining margins and profits, horizontal well drilling and testing, the potential for a proposed condensate stripping facility in joint venture with Mitsui, future payments from Mitsui, the expectation to pay sunk costs associated with the proposed facility, the profitability of the refinery and business plans and strategies. Statements relating to ‘resources’ are forward looking, as they involve the applied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities estimated. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2009 on Form 40-F and its Annual Information Form for the year ended December 31, 2009. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

✓ InterOil News Release

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves. We include in this press release resource estimates other than proved reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC.

✓ InterOil News Release